Exhibit 99.1

Bilibili Inc. Announces First Quarter 2020 Financial Results

SHANGHAI, May 18, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights:

•	Total net revenues reached RMB2,315.5 million (US$327.0 million), a 69% increase from the same period in 2019.

•	Average monthly active users (MAUs) reached 172.4 million, and mobile MAUs reached 156.4 million, representing increases of 70% and 77%, respectively, from the same period in 2019.

•	Average daily active users (DAUs) reached 50.8 million, a 69% increase from the same period in 2019.

•	Average monthly paying users (MPUs1) reached 13.4 million, a 134% increase from the same period in 2019.

“We kicked off 2020 with a stellar set of results. Both MAUs and DAUs grew at phenomenal rates while our level of community engagement reached an all-time high,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “With our broad and growing content library, increasing brand equity and unique community experience, Bilibili’s platform has increased its mass-market appeal and become many people’s first choice for content creation and consumption. In the first quarter, our daily time spent per user soared to a record high level of 87 minutes, while our monthly active content creators and their content submissions more than doubled compared with the same period last year. Additionally, we continue to strengthen our market position by expanding our strategic partnerships. In April, we were excited to bring our long-standing partnership with Sony to the next level with its equity investment and business collaboration plans. Building on our early 2020 momentum, we will continue to cultivate our library of content, enhance our community bond, and work to improve our monetization capabilities to fuel our user and top-line growth.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “Our strong user metrics have laid a solid foundation for our financial growth. Our MPUs grew 134% to a record 13.4 million, demonstrating our platform’s strong monetization capabilities. Total net revenues once again exceeded our guidance, reaching RMB2.3 billion, representing a 69% increase year-over-year. As our top line grows, our gross margin continued to expand for the fourth consecutive quarter reaching 23% in the first quarter of 2020, showing improving operational efficiency. Looking ahead, we will continue to execute on our growth strategies with a focus on quality.”

First Quarter 2020 Financial Results

Total net revenues. Total net revenues were RMB2,315.5 million (US$327.0 million), representing an increase of 69% from the same period of 2019.

Mobile games. Revenues from mobile games were RMB1,150.6 million (US$162.5 million), representing an increase of 32% from the same period of 2019. The increase was primarily due to the increasing popularity of both existing and newly launched mobile games.

Value-added services (VAS) (formerly known as Live broadcasting and VAS). Revenues from VAS were RMB793.6 million (US$112.1 million), representing an increase of 172% from the same period of 2019, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB214.3 million (US$30.3 million), representing an increase of 90% from the same period of 2019. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB157.1 million (US$22.2 million), representing an increase of 64% from the same period of 2019, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB1,785.1 million (US$252.1 million), representing an increase of 51% compared to the same period of 2019. Revenue-sharing cost, a key component of cost of revenues, was RMB888.8 million (US$125.5 million), representing an increase of 61% from the same period in 2019.

Gross profit. Gross profit was RMB530.5 million (US$74.9 million), representing an increase of 180% from the same period in 2019.

Total operating expenses. Total operating expenses were RMB1,074.7 million (US$151.8 million), representing an increase of 117% from the same period of 2019.

Sales and marketing expenses. Sales and marketing expenses were RMB606.0 million (US$85.6 million), representing a 234% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games. The increase was also attributable to the increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB171.4 million (US$24.2 million), representing a 33% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Research and development expenses. Research and development expenses were RMB297.3 million (US$42.0 million), representing a 60% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel.

Loss from operations. Loss from operations was RMB544.2 million (US$76.9 million), compared to RMB306.7 million in the same period of 2019.

Income tax expense. Income tax expense was RMB9.4 million (US$1.3 million), compared to RMB8.2 million in the same period of 2019.

Net loss. Net loss was RMB538.6 million (US$76.1 million), compared to RMB195.6 million in the same period of 2019.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB474.6 million (US$67.0 million), compared to RMB145.4 million in the same period of 2019.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB1.62 (US$0.23), compared to RMB0.60 in the same period of 2019. Adjusted basic and diluted net loss per share were RMB1.43 (US$0.20), compared to RMB0.44 in the same period of 2019.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2020, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB7.9 billion (US$1.1 billion), compared to RMB8.1 billion as of December 31, 2019.

Recent Development

On April 9, 2020, the Company and Sony Corporation of America (“SCA”) entered into a share purchase agreement. Pursuant to the agreement, SCA subscribed for 17,310,696 newly issued Class Z ordinary shares of the Company at a purchase price of US$23.1071 per Class Z ordinary share, which was equivalent to US$23.1071 per American Depositary Share (“ADS”). The deal was closed on April 9, 2020 and the Company received a total consideration of approximately US$400 million. Upon the closing, SCA beneficially owned approximately 4.98% of the Company’s total issued and outstanding shares.

Impact of COVID-19

Among other things, the outbreak of COVID-19 has caused delays in the delivery of the merchandise sold on the Company’s platform to the customers during the first quarter of 2020. The delivery has been gradually recovering in the second quarter of 2020. However, if the impact of COVID-19 is prolonged or worsens further, it may still disrupt the delivery. At the same time, the Company has taken measures to reduce the impact of this pandemic outbreak, including, upgrading its telecommuting system, monitoring its employees’ health on a daily basis and optimizing its technology system to support potential growth in user traffic. The extent of the related impact on the Company’s financial results and business outlook depends on the future developments of the global pandemic.

Outlook

For the second quarter of 2020, the Company currently expects net revenues to be between RMB2.50 billion and RMB2.55 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

The paying users are calculated by number of users who paid for games, live broadcasting, premium membership, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[2]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on May 18, 2020 (9:00 AM Beijing/Hong Kong time on May 19, 2020).

Details for the earnings conference call are as follows:

Event Title:	Bilibili Inc. First Quarter 2020 Earnings Conference Call
Conference ID:	9792667
Registration Link:	http://apac.directeventreg.com/registration/event/9792667

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until May 25, 2020:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	9792667

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the Impact of COVID-19, Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on the Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB
Net revenues:
Mobile games	873,455	871,365	1,150,613
Value-added services (formerly known as Live broadcasting and VAS)	291,652	570,860	793,553
Advertising	112,499	289,595	214,266
E-commerce and others	95,901	275,949	157,103

Total net revenues	1,373,507	2,007,769	2,315,535
Cost of revenues	(1,184,191)	(1,609,854)	(1,785,071)
Gross profit	189,316	397,915	530,464
Operating expenses:
Sales and marketing expenses	(181,487)	(413,166)	(605,957)
General and administrative expenses	(128,487)	(159,524)	(171,377)
Research and development expenses	(186,075)	(245,168)	(297,335)

Total operating expenses	(496,049)	(817,858)	(1,074,669)

Loss from operations	(306,733)	(419,943)	(544,205)
Other income/(expenses):
Investment income/(loss), net	82,047	(418)	(26,481)
Interest income	24,407	36,386	26,652
Interest expense	—	(14,858)	(15,172)
Exchange (losses)/gains	(2,101)	(3,201)	12,710
Others, net	14,930	21,749	17,333

Total other income, net	119,283	39,658	15,042

Loss before income tax	(187,450)	(380,285)	(529,163)
Income tax	(8,188)	(6,926)	(9,392)

Net loss	(195,638)	(387,211)	(538,555)
Accretion to redeemable noncontrolling interests	—	—	(1,270)
Net loss attributable to noncontrolling interests	9,678	4,370	4,584

Net loss attributable to the Bilibili Inc.’s shareholders	(185,960)	(382,841)	(535,241)

Net loss per share, basic	(0.60)	(1.17)	(1.62)
Net loss per ADS, basic	(0.60)	(1.17)	(1.62)
Net loss per share, diluted	(0.60)	(1.17)	(1.62)
Net loss per ADS, diluted	(0.60)	(1.17)	(1.62)
Weighted average number of ordinary shares, basic	311,841,813	327,692,893	329,443,167
Weighted average number of ADS, basic	311,841,813	327,692,893	329,443,167
Weighted average number of ordinary shares, diluted	311,841,813	327,692,893	329,443,167
Weighted average number of ADS, diluted	311,841,813	327,692,893	329,443,167

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	5,074	5,715	6,875
Sales and marketing expenses	3,122	3,945	6,759
General and administrative expenses	13,225	16,287	26,416
Research and development expenses	13,827	15,607	15,474

Total	35,248	41,554	55,524

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2019	2020
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,962,660	4,445,249
Time deposits	1,844,558	1,312,445
Accounts receivable, net	744,845	585,123
Prepayments and other current assets	1,511,191	1,701,327
Short-term investments	1,260,810	2,189,268

Total current assets	10,324,064	10,233,412

Non-current assets:
Property and equipment, net	516,087	481,090
Production cost, net	443,533	495,806
Intangible assets, net	1,657,333	1,815,081
Deferred tax assets	10,479	11,710
Goodwill	1,012,026	1,012,026
Long-term investments, net	1,251,129	1,446,164
Other long-term assets	301,916	276,318

Total non-current assets	5,192,503	5,538,195

Total assets	15,516,567	15,771,607

Liabilities
Current liabilities:
Accounts payable	1,904,042	2,132,377
Salary and welfare payables	355,936	263,210
Taxes payable	67,856	54,486
Short-term loans	—	100,000
Deferred revenue	1,369,000	1,491,173
Accrued liabilities and other payables	575,763	761,417

Total current liabilities	4,272,597	4,802,663

Non-current liabilities :
Long-term debt	3,414,628	3,470,785
Other long-term liabilities	192,882	173,533

Total non-current liabilities	3,607,510	3,644,318

Total liabilities	7,880,107	8,446,981

Redeemable noncontrolling interests	—	125,609
Total Bilibili Inc.’s shareholders’ equity	7,052,484	6,598,657
Noncontrolling interests	583,976	600,360

Total shareholders’ equity	7,636,460	7,199,017

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	15,516,567	15,771,607

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB
Net loss	(195,638)	(387,211)	(538,555)
Add:
Share-based compensation expenses	35,248	41,554	55,524
Amortization expense related to intangible assets acquired through business acquisitions	15,014	8,722	8,472

Adjusted net loss	(145,376)	(336,935)	(474,559)

Net loss attributable to the Bilibili Inc.’s shareholders	(185,960)	(382,841)	(535,241)
Add:
Share-based compensation expenses	35,248	41,554	55,524
Amortization expense related to intangible assets acquired through business acquisitions	15,014	8,722	8,472

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(135,698)	(332,565)	(471,245)

Adjusted net loss per share, basic	(0.44)	(1.01)	(1.43)
Adjusted net loss per ADS, basic	(0.44)	(1.01)	(1.43)
Adjusted net loss per share, diluted	(0.44)	(1.01)	(1.43)
Adjusted net loss per ADS, diluted	(0.44)	(1.01)	(1.43)
Weighted average number of ordinary shares, basic	311,841,813	327,692,893	329,443,167
Weighted average number of ADS, basic	311,841,813	327,692,893	329,443,167
Weighted average number of ordinary shares, diluted	311,841,813	327,692,893	329,443,167
Weighted average number of ADS, diluted	311,841,813	327,692,893	329,443,167